Exhibit 99.1

Azure Power Announces Appointment of Rupesh Agarwal as Chief Strategy & Commercial Officer

NEW DELHI, August 01, 2022 -- Azure Power (NYSE: AZRE) ("Azure" or "the Company"), a leading sustainable energy solutions provider and renewable power producer in India, today announced the joining of Mr. Rupesh Agarwal as Chief Strategy & Commercial Officer.

Mr. Agarwal brings over two decades of leadership experience in asset development and strategy consulting; advising leading utilities and private equity investors on developing and managing their cleantech investments. Prior to Azure Power, he has held leadership positions at Convergence Energy Services; Government of India owned company; Lightsource India, BDO, & EY. He was also the founder of AEM Energi & Motum, a zero-emission electric mobility company which pioneered India’s first public electric bus trials under a wet lease model for urban utilities. At Azure, Mr. Agarwal will oversee all commercial and strategic functions with focus on building a cohesive growth strategy for the Company.

Commenting on the appointment, Harsh Shah, Chief Executive Officer, Azure Power, said, “We are pleased to have Rupesh on board with us at Azure.  His deep business experience will help Azure have an integrated approach to meet our strategic commercial objectives. I look forward to closely working with him to capitalize on the right opportunities as we continue to deliver value impact projects.”

Rupesh Agarwal, Chief Strategy & Commercial Officer, on his appointment said, “I am delighted to join Team Azure at such an exciting time in India’s net zero journey. Azure has the potential to be a market leader in energy transition and I’m privileged to have the opportunity to work with the team and shareholders.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to di er materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tari s at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has led with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.1

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com